UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Removal of Director

Effective Sep 8, 2025, The Board of Directors hereby decide to remove Mr. Yanzhi Wang from his position as an independent director of the board of directors (the “Board”) of the Company, the chairman of the audit committee (the “Audit Committee”), a member of the compensation committee (the “Compensation Committee”) and nominating & corporate governance committee (the “Nominating Committee”), effective Sep 8, 2025.

Appointment of Directors and Officer

On Sep 9, 2025, the Board approved the appointment of Ms. Xuan Ouyang as an independent director of the Board, the chairman of the Audit Committee, a member of the Compensation Committee and the Nominating Committee, to fill in the vacancies resulting from Mr. Wang removal, effective September 8, 2025.

On Sep 8, 2025, the Board of Directors adopted resolutions approving Mr. Tianlong Wang as Chief Executive Officer and chairman, effective as of Sep 8, 2025.

Mr. Shirong Tong as independent director of the Board, a member of the Audit Committe, the chairman of the Compensation Committee, a member of nominating & corporate governance committee (the “Nominating Committee”), effective as of Sep 8, 2025.

Mr. Zhongping Liu as independent director of the Board, a member of the Audit Committe, a member of the Compensation Committee, the chairman of nominating & corporate governance committee (the “Nominating Committee”) , effective as of Sep 8, 2025.

Ms. Xiaoxia Wu as director of the Board, effective as of Sep 8, 2025.

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2025

UTIME LIMITED

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer